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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ___________
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
                       (Pursuant to Section 13(e) of the
                        Securities Exchange Act of 1934
                  and Rule 13e-3 (Sec. 240.13e-3) thereunder)
                                _______________


                                Paymentech, Inc.
                              (Name of the Issuer)

                                Paymentech, Inc.
                              Bank One Corporation
                           First USA Financial, Inc.
                             First Data Corporation
                             FDC Offer Corporation
                             FB Merging Corporation
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)
                                  336 912 100
                     (CUSIP Number of Class of Securities)


                                          ----------------------
     Michael T. Whealy                     Philip  E. Taken                    Sherman I. Goldberg
  Executive Vice President           Chief Administrative Officer,          Executive Vice President
     and General Counsel             General Counsel and Secretary             and General Counsel
   First Data Corporation                  Paymentech, Inc.                   BANK ONE CORPORATION
  5660 New Northside Drive,                 1601 Elm Street                 One First National Plaza
         Suite 1400                       Dallas, Texas 75201                Chicago, Illinois 60670
   Atlanta, Georgia 30328                   (214) 849-3750                       (312) 732-3551
       (770) 690-4201

                           (Name, Address and Telephone Number of Person Authorized
                                   to Receive Notices and Communications
                                 on Behalf of Person(s) Filing Statement.)

                                            --------------------
                                                WITH COPY TO:

  Frederick C. Lowinger, Esq.                Randall Doud, Esq.                   Craig M. Wasserman, Esq.
       Sidley & Austin                       Eric Friedman, Esq.                  Wachtell, Lipton, Rosen
  One First National Plaza                  Skadden, Arps, Slate,                         & Katz
   Chicago, Illinois 60603                     Meagher & Flom LLP                   51 West 52nd Street
       (312) 853-7238                         919 Third Avenue                   New York, New York 10019
                                          New York, New York 10022                    (212) 403-1000
                                               (212) 735-3000

______________
This statement is filed in connection with (check the appropriate box):
a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. /  / The filing of a registration statement under the Securities Act of 1933.
c. /  /  A tender offer.
d. /  /  None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

                           CALCULATION OF FILING FEE

     TRANSACTION VALUATION                    AMOUNT OF FILING FEE
        $430,363,655*                              $86,073

----------------
* Note: The Transaction Valuation is calculated by adding (x) the product of $25.50, the per share merger consideration, and 16,381,296, the aggregate number of shares of Common Stock outstanding (other than shares owned by either BANK ONE CORPORATION or its subsidiaries), and (y) $12,640,607, the aggregate amount anticipated to be paid to certain persons holding options to purchase shares of Common Stock in consideration of the cancellation of such options. The amount of the filing fee was calculated pursuant to Rule 0-11(c) of the Securities Exchange Act of 1934, as amended by multiplying 1/50th of one percent by the Transaction Valuation.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $86,073
Form or Registration No.:  Schedule 14A
Filing Party:  Paymentech, Inc.
Date Filed:  April 13, 1999

                                 INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Transaction Statement") is being jointly filed by each of (i) Paymentech, Inc., a Delaware corporation ("Paymentech"), (ii) BANK ONE CORPORATION, a Delaware corporation ("BANK ONE"), (iii) First USA Financial, Inc., a Delaware corporation and a wholly-owned subsidiary of BANK ONE ("First USA Financial"), (iv) First Data Corporation, a Delaware corporation ("First Data"), (v) FDC Offer Corporation, a Delaware corporation and a wholly-owned subsidiary of First Data ("FDC Offer"), and (vi) FB Merging Corporation, a Delaware corporation and wholly-owned subsidiary of FDC Offer ("FB Merging" and, together with First Data and FDC Offer, the "FDC Persons"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. Paymentech, First Data and FB Merging are parties to an Agreement and Plan of Merger, dated as of March 22, 1999 (the "Merger Agreement"), pursuant to which FB Merging will be merged with and into Paymentech, under the terms and subject to the conditions set forth in the Merger Agreement. A copy of the Merger Agreement has been filed by Paymentech as Annex A to the preliminary proxy statement of Paymentech (the "Proxy Statement"), which is filed as Exhibit (d)(1) to this Transaction Statement.

Although the FDC Persons do not believe that they are affiliates of either Paymentech, First USA Financial or BANK ONE and, therefore, do not believe that they are required to file any Transaction Statement on Schedule 13E-3, they are filing this Transaction Statement for informational purposes.

The information contained in this Transaction Statement concerning Paymentech, BANK ONE, First USA Financial, First Data, FDC Offer and FB Merging was supplied by Paymentech, BANK ONE, First USA Financial, First Data, FDC Offer and FB Merging, respectively. No party to this Transaction Statement takes responsibility for the accuracy of the information provided by any other party to this Transaction Statement.

The answers set forth below also constitute the cross reference sheet being supplied pursuant to General Instruction F to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in this Schedule 13E-3. Unless otherwise indicated, all cross references below are to captions and subcaptions in the text of, or annexes to, the Proxy Statement without reference to the form of Proxy Card, Letter to Stockholders or Notice of Meeting. The information in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference as set forth in the cross reference sheet below and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Proxy Statement and such annexes. Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Proxy Statement.


                             CROSS REFERENCE SHEET

Item  1.  Issuer and Class of Security Subject to the Transaction.

(a) See "Questions and Answers About Paymentech's Merger and the Special Meeting of Stockholders" and "The Parties".

(b) The class of equity securities to which this Transaction Statement relates is the common stock, par value $.01 per share, of Paymentech ("Paymentech Common Stock"; shares of Paymentech Common Stock being hereinafter referred to as the "Shares"). See "Information Concerning the Special Meeting--Stockholder record date for the special meeting".

(c)-(d) See "Market for the Common Stock--Paymentech common stock market price and dividend information" and "--Market price of Paymentech common stock".

(e)     In December 1996, Paymentech completed a public underwritten offering of
3.1 million Shares, at $34.00 per Share, which generated $100.3 million in net proceeds, including the exercise by the underwriters in the transaction of certain over-allotment options. In March 1996, Paymentech completed an initial public underwritten offering of 5.9 million Shares and sold 635,000 Shares in a direct placement at $19.53 per Share, the offering price less the underwriters' discount, and 790,000 Shares pursuant to a stock loan program funded by First USA at $19.53 per Share. The net proceeds from this offering were $141.4 million, of which Paymentech used $40.6 million of the net proceeds to repay a loan payable to First USA.

        In January 1997, Paymentech purchased all of the outstanding capital stock of Merchant-Link, Inc. for approximately $4.8 million, which included $4.5 million of Paymentech common stock and $280,000 in cash. As a result of certain performance objectives being met by Merchant-Link, Paymentech paid in Shares an additional $1.5 million in August 1997, $2.5 million in February 1998, and $1.2 million in August 1998. The 125,765 Shares originally issued in connection with this acquisition in January 1997 are also subject to a price guarantee by Paymentech. In January 1999, Paymentech paid 163,675 Shares to the former stockholder of Merchant-Link as a result of this price guarantee.

(f)  Not applicable.

Item 2.  Identity and Background.

(a)-(g) See "The Parties", "Controlling Persons, Directors and Executive Officers of Paymentech, BANK ONE, First USA Financial, First Data, FDC Offer and FB Merging--Background of named persons" and Annex F for information concerning Paymentech, BANK ONE, First USA Financial, First Data, FDC Offer, FB Merging and each of their directors and executive officers.

Item 3.  Past Contacts, Transactions or Negotiations.

(a)-(b) See "Special Factors--Background of the merger", "The Merger Agreement", "The Stockholder Agreement", "The Contribution Agreement", "Other Agreements between First Data, Bank One and/or Paymentech" and "Controlling Persons, Directors and Executive Officers of Paymentech, BANK ONE, First USA Financial, First Data, FDC Offer and FB Merging--Past contacts, transactions and negotiations".

Item 4.  Terms of the Transaction.

(a) See "Special Factors--Recommendation of Paymentech's board of directors and fairness of the merger", "Special Factors--Regulatory requirements and third party consents", "The Merger Agreement", "The Stockholder Agreement", "The Contribution Agreement" and "Other Agreements between First Data, BANK ONE and/or Paymentech".

(b) See "Special Factors--Plans for Paymentech following the merger and certain effects of the merger" and "--Interests of certain persons in the merger and certain relationships".

Item 5.  Plans or Proposals of the Issuer or Affiliate.

(a)-(g) See "Special Factors--Plans for Paymentech following the merger and certain effects of the merger", "--Interests of certain persons in the merger and certain relationships", "The Merger Agreement--Charter and by-laws; directors and officers", "The Stockholder Agreement--Actions taken after completion of the merger", "The Contribution Agreement", "Other Agreements between First Data, BANK ONE and/or Paymentech", "Controlling Persons, Directors and Executive Officers of Paymentech, BANK ONE, First USA Financial, First Data, FDC Offer and FB Merging--Plans or proposals".

Item 6.  Source and Amounts of Funds or Other Consideration.

(a) See "The Merger Agreement--Contribution of cash and Paymentech common stock to FDC Offer" and "The Stockholder Agreement--Actions taken prior to completion of the merger". The funds to be contributed by First Data may come from a variety of sources, including the working capital of First Data or funds from newly issued indebtedness of First Data or the proceeds thereof.

(b) See "Special Factors--Opinion of Paymentech's financial advisor" and "--Fees and expenses".

(c)-(d) Not applicable.

Item 7.  Purpose(s), Alternatives, Reasons and Effects.

(a) See "Summary--Special Factors--Purpose, background and effects of the merger and related transactions".

(b)-(c) See "Special Factors--Background of the merger", "--Recommendation of Paymentech's board of directors and fairness of the merger" and "--Plans for Paymentech following the merger and certain effects of the merger".

(d) See "Special Factors--Plans for Paymentech following the merger and certain effects of the merger", "--Accounting treatment", "--U.S. Federal income tax consequences of the merger" and "The Merger Agreement--Conversion of securities".

Item 8.  Fairness of the Transaction.

(a)-(b) See "Special Factors--Background of the merger", "--Recommendation of Paymentech's board of directors and fairness of the merger", "--Opinion of Paymentech's financial advisor", "--Position of BANK ONE and First USA Financial regarding the merger" and "--Position of First Data, FDC Offer and FB Merging regarding the merger" and Annex D.

(c) See "Information Concerning the Special Meeting--Vote of Paymentech stockholders required for adoption of the merger agreement".

(d)-(f) See "Special Factors--Background of the merger", and "--Recommendation of Paymentech's board of directors and fairness of the merger".

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

(a)-(b) See "Special Factors--Background of the merger", "--Opinion of Paymentech's financial advisor" and Annex D.

(c)     See Annex D and "Where You Can Find More Information".

Item 10.  Interest in Securities of the Issuer.

(a)-(b) 19,979,081 Shares, representing approximately 55% of the Paymentech Common Stock outstanding, (i) are owned by First USA Financial directly and therefore may be deemed to be owned by BANK ONE, the parent corporation of First USA Financial, and (ii) could be deemed to be beneficially owned by the FDC Persons pursuant to the stockholder agreement described in the Proxy Statement. Each FDC Person disclaims beneficial ownership of such Shares. See also "The Stockholder Agreement", "Securities Ownership" and "Controlling Persons, Directors and Executive Officers of Paymentech, BANK ONE, First USA Financial, First Data, FDC Offer and FB Merging--Recent transactions in Paymentech common stock".

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

        See "The Merger Agreement", "The Stockholder Agreement", "The Contribution Agreement" and "Controlling Persons, Directors and Executive Officers of Paymentech, BANK ONE, First USA Financial, First Data, FDC Offer and FB Merging--Contracts, arrangements or understandings concerning Paymentech's securities".

Item 12. Present Intention and Recommendation of Certain Persons With Regard to the Offer and the Merger.

(a) See "Special Factors--Interests of certain persons in the merger and certain relationships" "Information Concerning the Special Meeting--Vote of Paymentech stockholders required for adoption of the merger agreement" and "The Stockholder Agreement".

(b) See "Special Factors--Position of BANK ONE and First USA Financial regarding the merger", "--Position of First Data, FDC Offer and FB Merging regarding the merger" and "--Recommendation of Paymentech's board of directors and fairness of the merger".

Item 13.  Other Provisions of the Offer and the Merger.

(a)     See "Dissenters' Rights of Appraisal" and Annex E.

(b)-(c) Not applicable.

Item 14.  Financial Information.

(a) See Paymentech's audited financial statements appearing in its Annual Report on Form 10-K, as amended, for the fiscal year ended June 30, 1998, which is filed as Exhibit (d)(2) hereto; the unaudited interim financial statements and related information appearing in Paymentech's Quarterly Report on Form 10-Q for the six months ended December 31, 1998, which is filed as Exhibit (d)(3) hereto; and "Paymentech, Inc. Selected Financial Data."

(b)     Not applicable.

Item 15.  Persons and Assets Employed, Retained or Utilized.

(a) See "Special Factors--Background of the merger", "--Recommendation of Paymentech's board of directors and fairness of the merger" and "--Plans for Paymentech following the merger and certain effects of the merger".

(b) See "Special Factors--Recommendation of Paymentech's board of directors and fairness of the merger", "Special Factors--Opinion of Paymentech's financial advisor", "Special Factors--Fees and expenses" and "Information Concerning the Special Meeting--Proxies".

Item 16.  Additional Information.

        The information set forth in the Proxy Statement, a copy of which is attached hereto as Exhibit (d)(1), is incorporated herein by reference.

Item 17.  Material to Be Filed as Exhibits.

(a)     Not applicable.

(b)(1)  Opinion of Merrill Lynch.  See Annex D to the Proxy Statement.

(b)(2)  Analysis of Merrill Lynch dated March 22, 1999.

(c)(1) Agreement and Plan of Merger, dated as of March 22, 1999, among First Data, FB Merging and Paymentech. See Annex A to the Proxy Statement.

(c)(2) Stockholder Agreement, dated as of March 22, 1999, among First Data, FDC Offer, BANK ONE and First USA Financial. See Annex B to the Proxy
Statement.

(c)(3) Contribution Agreement, dated as of March 22, 1999, between First Data and BANK ONE. See Annex C to the Proxy Statement.

(d)(1) Preliminary Proxy Statement, dated April 12, 1999, together with form of Proxy, Letter to Stockholders and Notice of Meeting.

(d)(2) Annual Report on Form 10-K for Paymentech for the fiscal year ended June 30, 1998, as amended.*

(d)(3) Quarterly Report on Form 10-Q for Paymentech for the quarter ended December 31, 1998.*

(e) Section 262 of the Delaware General Corporation Law. See Annex E to the Proxy Statement.

(f)      Not applicable.

(g)(1) Class Action Complaint filed in the Chancery Court of the State of Delaware entitled Sherry Simmons v. Paymentech, Inc., et. al., C.A. No.
                           ------------------------------------------
         17044NC.

(g)(2) Class Action Complaint filed in the Chancery Court of the State of Delaware entitled Crandon Capital Partners v. McCoy, et. al., C.A.
                           -----------------------------------------
         No. 17046NC.

(g)(3) Class Action Complaint filed in the Chancery Court of the State of Delaware entitled Rosenwald v. McCoy, et. al., C.A. No. 17056NC.
                           ---------------------------

-----------
* Previously filed. See "Where You Can Find More Information" in the Proxy Statement.

                                   SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 13, 1999                    PAYMENTECH, INC.


                                         By: /s/ Philip E. Taken
                                            --------------------------
                                            Name:  Philip E. Taken
                                            Title: Chief Administrative Officer
                                                   and General Counsel


                                         BANK ONE CORPORATION


                                         By: /s/ William P. Boardman
                                            --------------------------
                                            Name:  William P. Boardman
                                            Title: Senior Executive Vice
                                                   President


                                         FIRST USA FINANCIAL, INC.


                                         By: /s/ Phillip L. Weaver
                                            --------------------------
                                            Name:  Phillip L. Weaver
                                            Title: Executive Vice President


                                         FIRST DATA CORPORATION


                                         By: /s/ Thomas A. Rossi
                                            --------------------------
                                            Name:  Thomas A. Rossi
                                            Title: Assistant Secretary


                                         FB MERGING CORPORATION


                                         By: /s/ David J. Treinen
                                            --------------------------
                                            Name:  David J. Treinen
                                            Title: President


                                         FDC OFFER CORPORATION


                                         By: /s/ David J. Treinen
                                            --------------------------
                                            Name:  David J. Treinen
                                            Title: President

                                 EXHIBIT INDEX


Exhibit No.  Exhibit Description
-----------  -------------------

(b)(1)       Opinion of Merrill Lynch (set forth as Annex D to the Proxy
         Statement).*

(b)(2)       Analysis of Merrill Lynch dated March 22, 1999.

(c)(1) Agreement and Plan of Merger, dated as of March 22, 1999, among First Data, FB Merging and Paymentech (set forth as Annex A to the Proxy Statement).*

(c)(2) Stockholder Agreement, dated as of March 22, 1999, among First Data, FDC Offer, Bank One and First USA Financial (set forth as Annex B to the Proxy Statement).*

(c)(3) Contribution Agreement, dated as of March 22, 1999, between First Data and Bank One (set forth as Annex C to the Proxy Statement).*

(d)(1) Preliminary Proxy Statement, dated April 12, 1999, together with form of Proxy, Letter to Stockholders and Notice of Meeting.

(d)(2) Annual Report on Form 10-K for Paymentech for the fiscal year ended June 30, 1998, as amended.**

(d)(3) Quarterly Report on Form 10-Q for Paymentech for the quarter ended December 31, 1998.**

(e) Section 262 of the Delaware General Corporation Law (set forth as Annex E to the Proxy Statement).*

(g)(1) Class Action Complaint filed in the Chancery Court of the State of Delaware entitled Sherry Simmons v. Paymentech, Inc., et. al., C.A. No.
                           -------------------------------------------
         17044NC.

(g)(2) Class Action Complaint filed in the Chancery Court of the State of Delaware entitled Crandon Capital Partners v. McCoy, et. al., C.A. No.
                           ------------------------------------------
         17046NC.

(g)(3) Class Action Complaint filed in the Chancery Court of the State of Delaware entitled Rosenwald v. McCoy, et. al., C.A. No. 17056NC.
                           ---------------------------


-----------
 * Incorporated by reference to the Proxy Statement.
** Previously Filed. See "Where You Can Find More Information" in the Proxy
   Statement.

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